Sanofi-aventis presents New R&D Model

Project to boost Innovation

➢	Centered on Patient Needs
➢	Networking and Openness toward outside sources

to strengthen Creativity and Innovation

➢	A flexible and entrepreneurial Approach to Research

Paris, France - June 30, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) presented today its new Research and Development model project. The model, which aims to transform R&D and increase innovation, is the first pillar of the Group’s new strategy which was presented in February 2009 by Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis.

“The objective of this new R&D model is to propose innovative solutions that respond to specific, unmet needs of patients and continue our success in a very competitive international environment,” declared Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “It is centered on the real needs of patients, the development of scientific networks and openness toward outside entities to strengthen creativity, and a flexible and entrepreneurial approach to research.”

The rapid evolution of the scientific environment, which is bringing about a veritable revolution in biopharmaceutical research, namely in biology, has generated a profound and continuous change in the pharmaceutical environment. To anticipate the consequences of this mutation and to maintain its innovative capacities, sanofi-aventis intends to set in place the most effective R&D organization in the pharmaceutical industry by 2013.

“We are living through radical times of change for Research,” explained Dr. Marc Cluzel, Senior Vice President, Research and Development, sanofi-aventis. “Given the increasing complexity of the world of science, we need to change our approach to the patient, make use of novel technologies and create new concepts,” he continued. “Tomorrow’s research will be carried out through networks. We will be open to knowledge from outside sources, becoming a key partner. We need to reinvent R&D.”

Implementation of the New Model

To implement this new R&D model, sanofi-aventis will group researchers in more productive structures and engage in recruiting and training to adapt the profiles and skills of its collaborators to the demands of these mutations. The model also includes strengthening “exploratory structures” that work in close collaboration with outside entities and deploying reactive “entrepreneurial units” to encourage the emergence of innovation and accelerate the marketing of innovative products.

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The Group’s Commitments

With this new R&D model, the sanofi-aventis Group confirms its intention to maintain its level of investments in research, remain firmly rooted in France, create partnerships with public and private research entities, academic institutions and biotechnology companies, and bring new skills to the company via the recruitment of promising researchers.

Aware of its social responsibilities, the sanofi-aventis Group will not be engaging in any layoffs. A plan for voluntary departures is being considered. This will comprise a mechanism for anticipated work departures fully financed by the company, and assistance for professional reorientation projects outside the company. Discovery and Preclinical Research are the activities that will be mostly affected by these measures.

In France, plans are to combine Discovery Research establishments. In the Paris area, the activities and personnel of the Bagneux and Rueil-Malmaison sites are to be transferred to the Chilly-Mazarin site, as previously announced, as are the activities and personnel of the Evry site. Approximately 300 people may be affected. In the Toulouse area, the Labège site’s activities and its personnel, about 150 people, are to be transferred to the Toulouse site, previously announced as well. Finally the grouping of tertiary activities in the Paris area and their staff on two neighbouring sites, Massy and Chilly-Mazarin, is being considered. For the Porcheville site, which employs approximately 200 people, a divestment solution is currently being investigated.

To ease these transfers, moving assistance measures, both geographic and professional, will be implemented. Particular efforts will be made to develop competences by providing dedicated resources and training plans.

The research reorganization project will also concern preclinical activities in some sites of Spain, the United Kingdom, the United States and Japan where divestment or reconversion solutions will be sought for certain activities.

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Central Group functions : a simplified and more reactive organization

The second pillar of the Group strategy is the adaptation of structures with the goal of simplifying the organization for greater reactivity.

For this, the resources needed for central Group functions located in the Paris area will be reevaluated. These adaptations are consistent with the greater decision-making autonomy given to the regions and the refocusing of central functions on high value-added missions.

Within this perspective, a plan for voluntary employee departures is being considered. This will comprise a mechanism for anticipated work departures fully financed by the company, and assistance for professional reorientation projects outside the company.

The process for discussion and consultation with works council representatives for all these projects has been initiated.

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About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include

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financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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